PRESS RELEASE

2006 Year End Financial Results

(All dollar amounts in Canadian dollars)

March 29 2007, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to announce its financial results for year ended December 31, 2006. (To review the complete financial statements or Management Discussion and Analysis please see the Company’s SEDAR filings at www.sedar.com or on the Company’s website at www.newgoldinc.com)

The Company incurred a loss of $3.5 million ($0.15 per share) in 2006, compared with a loss of $2.9 million ($0.20 per share) in 2005, and a loss of $1.2 million ($0.09 per share) in 2004.  New Gold’s principal project is its 100%-owned New Afton Project where it expended $16.5 million in 2006, which compared to $14.2 million in 2005 and $2.2 million in 2004.  In 2006, the Company spent $6.3 million on the feasibility study, $6.1 million on underground exploration, including support services for the underground exploration and $2.3 million for tunneling costs, (expended in 2005 but paid in 2006). In 2005, tunneling and related costs, including support services, totaled $10.6 million and drilling and assaying totaled $2.0 million. In 2004 the Company did not conduct any exploration drilling as it was preparing for the underground exploration program by spending approximately $1.3 million on the commencement of the underground tunneling.

As at December 31, 2006, the Company had working capital of $65.5 million versus $14.8 million as at December 31, 2005. During the first quarter of 2006 the Company completed, by way of a short form prospectus (the “2006 Prospectus”), an offering of 8,334,000 units priced at $9.00 per unit for gross cash proceeds of $75 million (net proceeds of $70.6 million).  Each unit consisted of one common share and one-half of a share purchase warrant.  Each whole warrant will be exercisable to purchase one common share at a price of $12.00 per share until February 28, 2008.   The Company’s current working capital level is sufficient to meet its general corporate and administrative costs, fund its planned exploration activities and to finalize the feasibility study. The Company also has sufficient surplus cash resources to commence development in early 2007 of a potential new mine at the New Afton Project. However, the Company will be required to raise significant additional funds by either equity and/or debt to fulfill the funding requirement difference between the Company’s current cash resources and the ultimate amount required to fund a potential mine development and to cover administrative and exploration activities.

New Gold continues to be in strong financial condition with a current cash position of approximately CDN$60 million and no debt.  The Company has only 24.2 million shares outstanding (30.6 million shares fully diluted).

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.